Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03

ACCELERATED RETURN NOTES® (ARNs®)

Investments that provide leveraged positive returns up to a cap, with full downside risk

	Accelerated Return Notes® Linked to the Energy Select Sector Index	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Payment at Maturity
For each unit, $10 plus:
-If the Market Measure increases from its starting value, a return over the principal amount equal to 300% of such increase, subject to the Capped Value
-If the Market Measure decreases from its starting value, a negative return on the principal amount equal to the percentage of such decrease, with 100% of principal at risk

Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Market Measure	Energy Select Sector Index (Bloomberg symbol: “IXE”)
Capped Value	[12% - 16%] over the principal amount, to be determined on the pricing date
Issuer	Credit Suisse AG (“Credit Suisse”)
Term	Approximately 14 months
Listing	No
Preliminary Offering Documents	http://wealthmanagement.ml.com/publish/mkt/prospectus/pdfs/MLGVE.pdf

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes, if any, is limited to the return represented by the Capped Value.
•	Any payments due on the notes are subject to the credit risk of Credit Suisse. If Credit Suisse is unable to make payments on its obligations, you may lose all or substantially all of your investment.
•	You will have no rights of a holder of the securities represented by the Market Measure.
•	The securities included in the Market Measure are concentrated in a single sector.
•	If you attempt to sell the notes prior to maturity, the price you receive may be less than the principal amount.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary term sheet, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Term Sheet dated October 25, 2012, Product Supplement EQUITY INDICES ARN-1 dated October 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR

Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03

on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary term sheet, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary term sheet.